UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

VECTIVBIO HOLDING AG
(Name of Subject Company (Issuer))

IRONWOOD PHARMACEUTICALS, INC.
(Name of Filing Person — Offeror)
Ordinary Shares, CHF 0.05 nominal value per share
(Title of Class of Securities)
H9060V 101
(CUSIP Number of Class of Securities)

John Minardo
Ironwood Pharmaceuticals, Inc.
Senior Vice President, Chief Legal Officer and Secretary
100 Summer Street, Suite 2300
Boston, Massachusetts 02110
(617) 621-7722
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Charles K. Ruck, Esq.
Daniel E. Rees, Esq.
Andrew Clark, Esq.
Ian Nussbaum, Esq.
Latham & Watkins LLP
1271 Avenue of the Americas
New York, NY 10020
(212) 906-1200

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒
Third-party offer subject to Rule 14d-1.

☐
Issuer tender offer subject to Rule 13e-4.

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Going-private transaction subject to Rule 13e-3.

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Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

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Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Ironwood Pharmaceuticals, Inc., a Delaware corporation (“Ironwood”), with the U.S. Securities and Exchange Commission on May 31, 2023 (as amended and together with any subsequent amendments or supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Ironwood to purchase all of the outstanding registered ordinary shares, nominal value of CHF 0.05 per share (the “Shares”), of VectivBio Holding AG, a Swiss stock corporation (Aktiengesellschaft) organized under the laws of Switzerland (“VectivBio”) for $17.00 per Share, net to the shareholders of VectivBio in cash, without interest and subject to any applicable withholding taxes, on the terms and subject to the conditions set forth in the offer to purchase, dated May 31, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer”.
Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.
Item 11.   Additional Information.
1.
Section 17 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by adding the following paragraph immediately after the last paragraph of such subsection with the caption “Antitrust Compliance:”

“Each of VectivBio and Ironwood filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on May 31, 2023. At 11:59 p.m., Eastern Time, on June 15, 2023, the waiting period applicable to the Offer under the HSR Act expired. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period (or any extension thereof) under the HSR Act has been satisfied. The Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase.
On June 16, 2023, Ironwood and VectivBio issued a joint press release relating to the expiration of the waiting period under the HSR Act. The full text of the press release is attached as Exhibit (a)(5)(K) to the Schedule TO and is incorporated herein by reference.”
Item 12
(a)(5)(K)*	Joint Press Release issued by Ironwood Pharmaceuticals, Inc. and VectivBio Holding AG, dated June 16, 2023.

*
Filed herewith

SIGNATURES
After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Ironwood Pharmaceuticals, Inc.
By:
/s/ Thomas McCourt

Name:  Thomas McCourt
Title:   Chief Executive Officer
Date: June 16, 2023